April 7, 2009

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Rolaine S. Bancroft

Re:	CNH Capital Receivables LLC
Registration Statement on Form S-3
Filed February 19, 2009
File No. 333-157418

Ladies and Gentlemen:

On behalf of CNH Capital Receivables LLC (the “Depositor”) and in response to the letter (the “Comment Letter”) dated March 18, 2009 from the staff (the “Staff”) of the Securities and Exchange Commission to Michael P. Going, the Senior Vice President and General Counsel of CNH Global N.V., we submit herewith, electronically via EDGAR, Amendment No. 1 to the above-referenced registration statement on Form S-3.  In addition, a paper copy of this letter is being delivered to you, together with two copies of Amendment No. 1, which have been marked to show changes from the registration statement as filed on February 19, 2009.  Amendment No. 1 reflects changes made in response to the Comment Letter.

The Registrant’s response to the Comment Letter is set forth below.  The numbered paragraphs below set forth the Staff’s comments in italicized text together with the Depositor’s responses.  The numbers correspond to the numbered paragraphs in the Comment Letter.  Page references in the Depositor’s responses are references to the page numbers in the aforementioned marked copy of the amendment. Capitalized terms not defined herein have the meaning assigned to them in the above captioned registration statement.   Unless otherwise noted, the use of “we,” “us” and similar terms refers to the Depositor, in its capacity as the issuer under Regulation AB.

General

1.                                      Please be advised that finalized agreements, including the exhibits to these agreements, should be filed no later than four business days from the closing date of each takedown as an exhibit to the registration statement or under cover of Form 8-K and incorporated by reference into the registration statement at the time of each takedown.  Refer to Item 1100(f) of Regulation AB.  Please confirm that you will file finalized agreements, including the exhibits to these agreements, no later than four business days from the closing date of each takedown.

Response:  We confirm that we will file finalized agreements, including the exhibits to these agreements, no later than four business days from the closing date of each takedown.

Prospectus Supplement Risk Factors, page S-7

Lack of liquidity in the secondary market could limit your ability to resell your notes, page S-14

2.                                      Please expand the risk factor here and in the base prospectus, if applicable, to discuss the general issues with respect to the ABS market in light of the current credit market conditions and discuss how these factors may affect the yield on your notes.

Response:  We have revised the risk factor on page S-14 to expand the discussion regarding the general issues with respect to the ABS market in light of the current credit market conditions and how these factors may affect the yield on the offered notes.  For your convenience, the aforementioned revised risk factor on page S-14 of the Prospectus Supplement is reproduced below, with new text underlined and deleted text in brackets, in each case, as compared against the language in such risk factor that was included in the registration statement filed on February 19, 2009:

Economic conditions or I[L]ack of liquidity in the secondary market could limit your ability to resell [your] notes and/or may adversely affect the price of your notes.

Recent and continuing events in the global financial markets, including the weakened financial condition of several major financial institutions, problems related to subprime mortgages and other financial assets, the devaluation of various assets in secondary markets, the forced sale of asset-backed and other securities by certain investors, and the lowering of ratings on certain asset-backed securities have caused, or may cause, a significant reduction in liquidity in the secondary market for asset-backed securities, [The secondary market for asset-backed securities is experiencing significantly reduced liquidity,] which could limit your ability to resell your notes and/or adversely affect the price of your notes. A reduction in the price of the notes would result in a lower return to you than the original yield at which you purchased them. Your ability to resell your notes may also be adversely affected if current economic conditions result in increases in delinquencies by obligors on the receivables, and such increases in delinquencies cause potential purchasers of your notes to become concerned about possible defaults by obligors. Furthermore, general concerns about financial stability in the agricultural and construction industries, as well as general economic concerns about the servicer, may also result in decreased liquidity for your notes. For more information about how illiquidity may impact your ability to resell your notes, see “Risk Factors—It may not be possible to find a purchaser for your securities.”

We hope that the foregoing has been responsive to the Staff’s comments.

If you have any questions related to this letter, please contact the undersigned at (312) 456-1015.

Sincerely,

/s/ Trent M. Murch
Trent M. Murch

cc:                                 Michael P. Going, CNH Capital Receivables LLC